UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60230/July 2, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13518

In the Matter of	:	
	:	
FALCON ENTERTAINMENT CORP.,	:	
FANATICS ONLY, INC.,	:	ORDER MAKING FINDINGS AND
FIDELITY LEASING INCOME FUND,	:	REVOKING REGISTRATIONS BY
FINGER LAKES FINANCIAL CORP.,	:	DEFAULT
FIRST CINCINNATI, INC., and	:	
FIRST MUTUAL, INC.	:	
(n/k/a FIRST COMMUNITY, INC.)	:	

SUMMARY

This Order revokes the registrations of the registered securities of Respondents Falcon Entertainment Corp., Fanatics Only, Inc., Fidelity Leasing Income Fund, Finger Lakes Financial Corp., First Cincinnati, Inc., and First Mutual, Inc. (n/k/a First Community, Inc.) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 15, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 18, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3;

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[1] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Falcon Entertainment Corp. (CIK No. 1089046)[2] is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended November 30, 2000, which reported a net loss of over $2.9 million for the prior six months. As of June 11, 2009, the company's stock (symbol "INDE") was traded on the over-the-counter markets.

Fanatics Only, Inc., (CIK No. 720815) is a dissolved Colorado corporation located in Lakewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 1996, which reported a net loss of over $7.7 million for the prior twelve months. As of June 11, 2009, the company's stock (symbol "FONL") was traded on the over-the-counter markets.

Fidelity Leasing Income Fund (CIK No. 740867) is a Pennsylvania corporation located in Radnor, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993.

Finger Lakes Financial Corp. (CIK No. 1062423) is a federally chartered bank company located in Geneva, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000.

First Cincinnati, Inc., (CIK No. 1034898) is a cancelled Ohio corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $25 million for the prior nine months. As of June 11, 2009, the company's common stock (symbol "FCNN") was traded on the over-the-counter markets.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

First Mutual, Inc., (n/k/a First Community, Inc.) (CIK No. 69280) is a Delaware corporation located in Needham, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for fiscal year March 31, 1999, which reported an accumulated deficit of $4.45 million.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Falcon Entertainment Corp. is REVOKED;

the REGISTRATION of the registered securities of Fanatics Only, Inc., is REVOKED;

the REGISTRATION of the registered securities of Fidelity Leasing Income Fund is REVOKED;

the REGISTRATION of the registered securities of Finger Lakes Financial Corp. is REVOKED;

the REGISTRATION of the registered securities of First Cincinnati, Inc., is REVOKED; and

the REGISTRATION of the registered securities of First Mutual, Inc. (n/k/a First Community, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge